December 11, 2019

Vincent Jiang
Chief Financial Officer
Cheetah Mobile Inc.
Building No. 8
Hui Tong Times Square
Yaojiayuan South Road
Beijing 100123
People's Republic of China


       Re: Cheetah Mobile Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 26, 2019
           File No. 001-36427

Dear Mr. Jiang:

       We have reviewed your December 5, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 21, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 101

1. We note the proposed disclosure provided in your response to prior comment 1. Please tell us and disclose in future filings, what caused your advertising collaboration with
      Facebook to be suspended in 2018. Please disclose the extent to which the suspended relationships with Facebook, among others, impacted your 2018 and 2019 revenues. In
 Vincent Jiang
Cheetah Mobile Inc.
December 11, 2019
Page 2
      this regard, we note that revenues from Facebook have declined significantly in the periods presented, due in part to the suspension, yet this does not appear to be clearly disclosed.
2. Please describe the nature of issues subject to remediation and the related "active remediating actions" that were noted in the response to prior comment number 2. As part of your response, please tell us whether your collaboration with Facebook has been subsequently renewed.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Christine Dietz, Senior Staff Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameVincent Jiang
                                                             Division of
Corporation Finance
Comapany NameCheetah Mobile Inc.
                                                             Office of
Technology
December 11, 2019 Page 2
cc:       Julie Gao
FirstName LastName